Exhibit 4.(c).4

BG ENERGY HOLDINGS LIMITED

and

STUART FYSH

CONTRACT OF EMPLOYMENT FOR

EXECUTIVE VICE PRESIDENT AND
MANAGING DIRECTOR,
MEDITERRANEAN BASIN AND AFRICA

DATE: 12 NOVEMBER 2003

BG GROUP PLC

CONTRACT OF EMPLOYMENT FOR EXECUTIVE VICE PRESIDENT AND MANAGING DIRECTOR, MEDITERRANEAN BASIN AND AFRICA

To: Stuart Fysh

There are set out below the terms of the Contract of Employment between BG Energy Holdings Limited, whose registered offices are at 100 Thames Valley Park Drive, Reading, RG6 1PT (the “Company”) and you.

For the purposes of this Contract (the “Contract”)

(a)	“associated company” has the meaning set out in section 435 of the Insolvency Act 1986.

(b)	“Board” means the Board of Directors of the company or any sub-committee thereof.

(c)	“subsidiary” has the meaning given in Section 736 of the Companies Act 1985.

1.	Job

You will be employed by the Company as Executive Vice President and Managing Director, Mediterranean Basin and Africa.

2.	Term of Employment

2.1	The commencement of this Contract and your appointment as Executive Vice President and Managing Director, Mediterranean Basin and Africa is effective from 1 November 2003.

2.2	Your continuous employment began on 1 July 1999, and, subject to Clause 7 and Clause 2.3 of this Contract, will continue until terminated by either party giving to the other not less than twelve months’ notice in writing (the “Notice Period”) expiring on any date.

2.3	If there is a “change of control” (as hereinafter defined) and this Contract is terminated by the Company within twelve months of the “change of control” taking effect (including a termination as a result of a constructive dismissal but excluding a termination in accordance with Clause 7 of this Contract) the Company shall, as liquidated damages, pay to you within one month of termination, an amount equal to one year’s annual gross salary at the rate current on the date of termination and credit you with one year’s additional pensionable service (together, the “Damages”). For this purpose this Contract is terminated when notice is given, or if no notice is given, the date the Contract ends.

2.4	Any payments made under Clause 2.3 above shall be made less any deductions which the Company may be required by law to make including, without limitation,

in respect of tax and other statutory deductions and are conditional on you agreeing to be bound by the restrictive covenants at Clause 6.4, and shall be accepted by you in full and final settlement of all claims which you have or may have against the Company or any subsidiary or associated company arising out of the termination of this Contract and your employment, save for any personal injury claim, any accrued rights that you have in the Company Pension Scheme or employment protection statutory claim. It is agreed, that in either case, the Damages are agreed to be a genuine pre-estimate of your loss and shall not be reduced by reason of the doctrines of mitigation and accelerated receipt.

2.5	Your work location will be wherever required in the United Kingdom, but based initially at the Company’s offices in Reading. You may be required to travel and work outside the United Kingdom from time to time but unless otherwise agreed with you, you will not be required to live outside the United Kingdom.

2.6	The Company shall be under no obligation to provide you with work during any Notice Period either given by the Company or by you to terminate your employment under this Contract. The Company may during any Notice Period suspend you from your employment or exclude you from any premises of the Company provided always that such suspension will be no longer than six months. During any such period of suspension the Company may make a payment in lieu of notice, less tax and other statutory deductions.

2.7	During any period of suspension you may not, without the Company’s consent:

(i)	contact or have any communication with any customer or client of the Company or any subsidiary or associated company in relation to the business of the Company or any subsidiary or associated company; or

(ii)	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any subsidiary or associated company in relation to the business of the Company or any subsidiary or associated company.

For the avoidance of doubt it is agreed that the provisions of Clause 3.3 shall apply during any period of suspension.

2.8	For the purposes of this Contract, a “change of control” shall occur if

2.8.1	the Company becomes a subsidiary of another company;

2.8.2	50% or more of the voting rights for the time being of the Companybecome vested in any individual or body or group of individuals or bodies acting in concert (as defined in the City Code on Take-Overs and Mergers);

2.8.3	the right to appoint or remove the majority of the Board becomes vested in any individual or body or group of individuals or bodies acting in concert (as defined in the City Code on Take-Overs and Mergers);

2.8.4	all or substantially all of the business, assets and undertakings of the Company becomes owned by any person, firm or company (other than a subsidiary or associated company);

2.8.5	the whole of the issued share capital of the Company or a substantial part of the undertaking of the Company (including its subsidiaries) is transferred to another company unless that transferee company is a subsidiary of the Company, or a company ultimately owned by substantially the same shareholders as are the ultimate owners of the Company: but “change of control” does not occur notwithstanding any of sub-clauses 2.8.1 to 2.8.5 above if (and, only if) through a process of reconstruction the Company becomes a subsidiary of another company owned by substantially the same shareholders, as are the shareholders of the Company.

3.	Main Duties and Outside Interests

3.1	During your employment, you will well and faithfully serve the Company and use all your abilities to promote its interests. You will perform such duties consistent with your job for the time being hereunder as provided in Clause 1 above and reasonably within your skill and competence as may from time to time be reasonably assigned to you by the Company or the Board, or by some person (whether the Chairman or any other director) on behalf of the Board. You will comply with the Company’s Compliance Code and the Company’s Statement of Business Principles and all other rules and regulations issues by the Company.

3.2	You will devote the whole of your time, attention and abilities during normal business hours and at such other times as the Company or your duties may reasonably require, to the business and affairs of the Company, its subsidiaries and associated companies, unless prevented by ill health from so doing.

3.3	You will not during this employment directly or indirectly enter into or be concerned or interested in any other business except with the prior consent of the Company. Nevertheless, you may be or become a holder for investment of not more than five per cent of any class of securities listed on any recognised Stock Exchange. You will be required, on request, to provide the Company with details of such holdings.

3.4	The foregoing is not intended to prohibit your involvement in the activities of relevant professional bodies; the taking of office in such a body shall, however, require the prior consent of the Board.

4.	Pay and Benefits

4.1	With effect from the 1 November 2003 you will be paid salary at the rate of £235,000 per annum, payable in arrears at the end of each month (or, at the discretion of the Board, earlier). This salary will, unless otherwise agreed in writing with the Company, be inclusive of all fees and other remuneration to which you may be or become entitled as a director of the Company or of any of its subsidiaries or associated companies for the time being.

4.2	This salary will be reviewed, and may be increased in April each year by the Company. The first such review will be in April 2005. Nothing in this Contract will prevent the Company, where it thinks fit, from resolving to pay any temporary additional remuneration or bonus or from providing some other benefit to you on the basis that it will not constitute an increase in salary rate for the purpose of this Contract.

4.3	At the discretion of the Company, you may be invited to participate in the Company’s Annual Incentive Scheme and any other incentive schemes that the Company may establish (for example Company Share Option Scheme or Long Term Incentive Scheme). Subject to meeting the Company’s eligibility criteria you will be able to participate in the Company’s Sharesave Scheme. Also you will have the opportunity of participating in the Company’s Financial Counselling Scheme. The Company may amend, suspend or terminate these schemes or any parts thereof, at any time. Membership of such schemes is subject to and in accordance with the rules of the relevant scheme.

4.4	You will be entitled to become a member of the Company Pension Scheme. A contracting out certificate is in force in respect of your employment. You will also be entitled to become a member of the Company Supplementary Pension Scheme, which provides you with pension benefits beyond those earned through your membership of the Company Pension Scheme. Membership of such schemes is subject to and in accordance with the rules of the relevant scheme.

4.5	You can participate in the Company Car Scheme which gives you the choice of a company car or a cash in lieu allowance.

4.6	You will be covered by arrangements provided by the Company on terms agreed by the Company, covering accident and life insurance, private medical insurance and long-term disability.

4.7	You will be entitled, in addition to Public and Bank Holidays, to twenty-eight days holiday in every year at times agreed with the Company.

4.8	If you are absent from work as a result of sickness or injury you shall be entitled to sick pay in accordance with the rules of the prevailing Company sick pay scheme.
You will, at the request and expense of the Company, undergo, from time to time, a medical examination. The medical adviser may, at his/her sole discretion, disclose the result of the examination to the Company.

4.9	The Company will reimburse you with the amount of all reasonable hotel, travelling and other expenses properly and necessarily incurred in the performance of your duties. You will make evidence of such expenditure available to the Company as it may from time to time require.

4.10	The Company reserves the right to recover from your salary payments any overpayment of remuneration or other payments, made by mistake or through misrepresentation or for any other reason subject always to the Company giving you fourteen days notice in writing before a deduction is made. Upon termination of your employment the Company may deduct from your final salary payment, or any other termination payments due, an amount equal to any sums you owe to the Company.

5	Intellectual Property Rights

5.1	Subject to the provisions of the Patents Act 1977, any invention, process, improvement, development, design or other work in which copyright or design right may subsist, which may be made, originated or developed by you in the course of or arising out of your employment (whether or not during normal working hours and whether or not made, originated or developed before or after the Effective Date) will be the absolute property of the Company. You will take all appropriate steps (whether during the continuance of your employment or afterwards) to ensure that the Company obtains the maximum benefit from such invention, process, improvement, development, design or other work by prompt application for letters patent or other appropriate protection in any part of the world and/or assign to the Company all copyright design right or other proprietary right.

6	Your Other Obligations during and after the Employment

6.1	You will not, either during your employment or thereafter (otherwise than in the performance of your duties or unless required by a court of competent jurisdiction), use or divulge to any person, firm or company any trade secrets, confidential or sensitive information or information in respect of which the Company or any subsidiary or associated company is bound by an obligation of confidence to a third party, acquired by you in the course of or for the purposes of your employment without the written consent of the Company. This restriction will not apply to information, which becomes public other than through unauthorised disclosure by you. You will use all reasonable endeavours to prevent the disclosure or publication of any confidential or sensitive information concerning the business of the Company or any subsidiary or associated company or third party.

6.2	In this Contract, confidential information shall include, without limitation, details of any computer software programs or systems documentation relating to the Company’s operation specifically incorporating access to those systems, programs or data within them.

6.3	You will not make, use, permit to be used or copy, or retain, any records relating to the business of the Company or any subsidiary or associated company, otherwise than for the benefit of the Company and in any event upon termination of this employment you will deliver up to the company forthwith all such records including documents, computer disks, tapes and other tangible items and all property of the Company, or any subsidiary or associated company, which may be in your possession or under your control. Title to and copyright in all such records will be that of the Company or the relevant subsidiary or associated company, as the case may be, throughout.

6.4	For six months after the termination of this employment you will not, without the prior consent of the Company in writing:

6.4.1	solicit in competition with the Company or any subsidiary or associated company for whom you performed services, the custom of any person, firm or company who at any time during the last twenty four months of your employment with the Company was a customer of, or supplier or, or in the habit of dealing with, the Company or, as the case may be, any such subsidiary or associated company and with whom you shall have been personally concerned or have personal knowledge at anytime during the last twenty four months of your employment.

6.4.2	induce any person who is a senior employee of the Company or any subsidiary or associated company as at the date you leave employment to leave his or her employment with such company.

6.5	You will use all reasonable endeavours to ensure that the Company, and any subsidiary or associated companies, comply with all legal requirements applying to them whether under the general law, statute or other regulations.

6.6	You will not, during the continuance of your employment (and will ensure, so far as you are able, that your partner or person connected with you and any dependent children will not) deal or become or cease to be interested (within the meaning of the Companies Act 1985) in any securities of the Company, or any subsidiary or associated company, except in accordance with any relevant statutory provision, or the rules of the Stock Exchange and the Company’s Share Dealing Code for the time being concerning such transactions.

6.7	Nothing in this Clause 6 is intended to exclude, restrict or limit in any way any right you may have to make a protected disclosure under the Public Interest Disclosure Act 1998.

7.	Termination Provisions

7.1	If you commit any gross misconduct or any serious breach or non-observance of any of the provisions of this Contract, or if you commit any act of bankruptcy (or take advantage of any statute offering relief for insolvent debtors), then the Company will be entitled by written notice to terminate your employment with immediate effect (without any obligation to give notice pursuant to Clause 2 or to make a payment in lieu of notice).

7.2	Subject to your rights under the Disability Discrimination Act 1995, if you become ill or are unable properly to perform your duties by reason of ill-health, accident or otherwise for a period of at least nine months, or for periods aggregating at least two hundred working days in any period of twelve consecutive months, the Company may within three months after such period terminate your employment by not less than three months’ notice in writing provided always that the Company will not be entitled to terminate your employment if such termination would disentitle you to benefits under the Company’s long-term disability scheme.

7.3	Each party has the right to terminate your employment at or after your sixty-fifth birthday by not less than three months’ notice in writing.

7.4	You must resign from any office held in the Company or any subsidiary or associated company if you are asked to do so by the Company. If you do not resign as an officer of the Company or any subsidiary or associated company having been requested to do so, the Company will be appointed as your attorney to effect your resignation. By entering into this Contract you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

7.5	At any time during your employment (at the request of the Company) or when your employment terminates, you will immediately return to the Company:

7.5.1	all documents and other materials (whether originals or copies) made or compiled by, or delivered to you during your employment and concerning the Company or any subsidiary or associated company. You will not retain any copies of any materials or other information; and

7.5.2	all other property belonging or relating to the Company or any subsidiary or associated company which is in your possession or under your control.

8.	Data Protection Act 1998

For the purpose of the Data Protection Act 1998 you give your consent to the holding and processing of personal data provided by you to the Company for all purposes relating to the performance of this Contract including, but not limited to;

•	administering and maintaining personnel records;

•	paying and reviewing salary and other remuneration and benefits;

•	providing and administering benefits (including, if relevant, pension, life insurance, permanent health insurance, medical and accident insurance);

•	undertaking performance appraisals and reviews;

•	maintaining sickness and other absence records;

•	taking decisions as to your fitness for work;

•	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies, the Inland Revenue and Contributions Agency, for social security and other purposes;

•	providing information to future purchasers of the Company or of the business in which you work; and

•	transferring information concerning you to a country or territory outside the European Economic Area.

9.	Other

9.1	Notice under this Contract will be deemed to be given if sent by either party by registered post addressed to the other party at the last known address, and will be deemed to be given on the day when it would ordinarily be delivered after such posting.

9.2	From the 1 November 2003 all other agreements between you and the Company or any subsidiary or associated company will be cancelled.

9.3	There are no fixed disciplinary rules applicable to your employment. In the event that you are dissatisfied with any disciplinary action taken against you, or have any grievance relating to your employment, you should refer the matter, in the first instance, to the Executive Vice President, Human Resources, who will either propose a solution or refer the matter to the Chief Executive. The Company may suspend you from your employment on full salary at any time for a reasonable period (which shall in any event be no more than thirty days) to investigate any matter in which you are implicated or involved (whether directly or indirectly). The decision of the Chief Executive shall be final.

9.4	Except as stated in this Contract, there are no other terms and conditions of employment relating to hours and of work, holiday entitlement and pay, sick pay and pension.

9.5	This Contract is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Contract.

EXECUTED as a DEED BY THE COMPANY

Acting by

Director

Director/Secretary

Dated

EXECUTED as a DEED BY STUART FYSH

Signed

in the presence of

Name

Address

Dated